Service Air Group, Inc.

Vancouver International Airport

5455 Airport Road South

Richmond, B.C. Canada V7B 1B5

(604) 233-7727

June 27, 2006

Attn:	Janice McGirk, Staff Attorney
Blaise Rhodes, Staff Accountant

By Fax

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553A

RE: Service Air Group, Inc. – REQUEST TO WITHDRAW REGISTRATION STATEMENT ON FORM SB-2 FILE NO. 333-124126

Ladies and Gentlemen:

Service Air Group, Inc. (the “Company”) hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form SB-2, including all amendments and exhibits thereto (File No. 333-124126, as amended), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 18, 2005 (the “Registration Statement”) be withdrawn effective immediately. The Company is withdrawing the Registration Statement, with a view to a subsequent registration filing, in order to more expansively address comments provided by the Commission in a letter dated April 29, 2005. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company requests that the Commission consent to the application on the grounds that the withdrawal of the Registration State is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of the Rule 477.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (604) 233-7030. Should you have any questions regarding this matter, please contact the undersigned at (801) 568-3511.

Sincerely,

/s/ Isaac B. Morley

Isaac B. Morley